UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐ Form N-SAR ☐Form N-CSR
For Period Ended: March 31, 2024
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I -- REGISTRANT INFORMATION

Fisker Inc.
Full Name of Registrant
N/A
Former Name if Applicable
1888 Rosecrans Avenue
Address of Principal Executive Office (Street and Number)
Manhattan Beach, California 90266
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fisker Inc. (the “Company”) was unable, without unreasonable effort and expense, to complete the preparation of its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 (the “Form 10-Q Report”) by May 10, 2024, due to the circumstances described below.

As disclosed in Part II, Item 9A of the Company’s Form 10-K as of and for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”), filed with the SEC on April 23, 2024, management identified certain material weaknesses, including that the Company did not design and maintain an effective control environment commensurate with its financial reporting requirements. In addition, as disclosed in Note 20 of the notes to the Consolidated Financial Statements of the 2023 Form 10-K, the Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the Consolidated Financial Statements were issued.

As disclosed in the Company’s current report on Form 8-K dated May 7, 2024, PricewaterhouseCoopers LLP (“PwC”) informed the Company that PwC is declining to stand for re-appointment as the Company’s independent registered public accounting firm for the integrated audit of the fiscal year ending December 31, 2024. The Company will disclose its engagement of a new independent registered public accounting firm once the evaluation process has been completed by the Audit Committee and as required by, and in accordance with, applicable rules and regulations.

Due to the foregoing, the Company will not be able to file its Form 10-Q Report within the extension period available under Rule 12b-25, and the Company is unable to provide an estimate with respect to the timing of the filing.

As disclosed in the Company’s 2023 Form 10-K, the Company has engaged professional advisors to explore a range of strategic alternatives, including filing for bankruptcy protection in multiple jurisdictions. As previously disclosed, on May 7, 2024, the Company’s Austrian subsidiary, Fisker GmbH (“Fisker Austria”), announced that it had voluntarily filed to open a restructuring proceeding via self-administration under the Austrian Insolvency Code.

Management can make no assurances that any particular course of action, business arrangement or transaction, or series of transactions, will be pursued, successfully consummated or lead to raising sufficient capital. If capital is not available to the Company when, and in the amounts needed, the Company could be required to further curtail its operations and/or seek protection under applicable bankruptcy laws.

Forward-Looking Statements

Certain matters discussed in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, the potential for control deficiencies of which the Company is not currently aware or which have not been detected; the risk that the completion and filing of the Form 10-Q Report will take longer than expected; additional information that may arise during the finalization of the Form 10-Q Report; and the risks discussed in detail in “Item 1A. Risk Factors” of the Company’s most recent 2023 Form 10-K, as updated by its other filings with the SEC. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dr. Geeta Gupta-Fisker	(833)	434-7537
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes.

The Company is still completing its Q1 2024 financial close process and consistent with the disclosures in the 2023 Form 10-K, continues to have substantial doubt about its ability to continue as a going concern as of the date of this filing. Accordingly, no reasonable quantitative estimate of the changes can be made at this time.

Fisker Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 13, 2024	By:	/s/ Geeta Gupta-Fisker
Dr. Geeta Gupta-Fisker Chief Financial Officer and Chief Operating Officer